UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): March 30, 2020

To The Stars Academy of Arts and Science Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-0601064
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

315 S. Coast Hwy 101, Suite U38 Encinitas, California	92024
(Address of principal executive offices)	(Zip code)

(760) 266-5313

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On March 30, 2020, To The Stars Academy of Arts and Science Inc. (the “Company”) and Digital Offering, LLC (“Digital”) entered into a Selling Agency Agreement ("Selling Agency Agreement") pursuant to which Digital will be the exclusive selling agent for the offering of shares of the Company's Class A Common Stock under Regulation A. On March 13, 2020, the Company, Digital and Wilmington Trust, N.A. also entered into a related Escrow Agreement. A new form of Subscription Agreement, the Selling Agency Agreement and the Escrow Agreement are filed as Exhibits 4.2, 6.24 and 8.2 to this Current Report on Form 1-U, respectively.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Encinitas, State of California, on April 1, 2020.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer

Exhibit Index

Exhibit No.	Description

4.2	Form of Subscription Agreement
6.24	Digital Offering, LLC Selling Agency Agreement dated March 30, 2020
8.2	Escrow Agreement dated March 13, 2020